Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of II-VI Incorporated for the registration of its common and preferred stock and to the incorporation by reference therein of our report dated August 16, 2019 (except for the effects of the operating segment realignment disclosed in Note 14, as to which the date is June 29, 2020) with respect to the consolidated financial statements and schedule of II-VI Incorporated and Subsidiaries, and our report dated August 16, 2019 with respect to the effectiveness of internal control over financial reporting of II-VI Incorporated and Subsidiaries, included in its Current Report (Form 8-K) dated June 29, 2020 for the year ended June 30, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 29, 2020